Exhibit (h)(3)

BROKERAGE AGREEMENT

This Agreement is entered into as of the 21st day of January 2005, between Trend Trader, LLC (“Trend Trader”) and Equipointe Funds (the “Trust”) on behalf of each series of the Trust (each, a “Fund”).

WHEREAS, Trend Trader, the investment adviser to the Trust, is also a registered broker-dealer and member of the National Association of Securities Dealers, Inc.;

WHEREAS, pursuant to Rule 17e-1 of the Investment Company Act of 1940, as amended, the Trust has adopted procedures that permit it to execute transactions through Trend Trader, and Trend Trader is willing to execute such transactions; and

WHEREAS, Trend Trader agrees to execute all transactions on a Fund’s behalf at a flat brokerage commission.

NOW, THEREFORE, the parties agree as follows:

1. Brokerage Commission. Trend Trader agrees that it will charge a flat $7.00 brokerage commission for each trade executed on a Fund’s behalf.

2. Term and Termination. This Agreement shall have an initial term of one year from the date hereof and thereafter shall continue in effect until terminated by either party. This Agreement may be terminated at any time by the Trust by notice in writing to Trend Trader not less than 30 days prior to the date of termination. This Agreement may be terminated by Trend Trader after one year from the date hereof by notice in writing to the Trust not less than 30 days prior to the date of termination.

3. Other. Nothing in this Agreement shall require a Fund to direct the execution of any specific transaction through Trend Trader or for Trend Trader to accept any transaction for execution.

4. Amendments. Except as set forth herein, this Agreement may not be altered, amended or modified except by written instrument signed by both parties.

Executed as of the date first set forth above.

TREND TRADER, LLC

By:	/s/ Mark A. Seleznov
Mark A. Seleznov, President

EQUIPOINTE FUNDS on behalf of the Funds

By:	/s/ Mark A. Seleznov
Mark A. Seleznov, Chief Executive Officer and President